Exhibit 1.1

In acknowledgment that the foregoing correctly sets forth the understanding reached by HCW and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date indicated above.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark Viklund
Name:	Mark Viklund
Title:	Chief Executive Officer

Accepted and Agreed to as of
the date first written above:

LUCID, INC.

By:	/s/ L. Michael Hone
Name: L. Michael Hone
Title: Chief Executive Officer

HCW

August 22, 2013

STRICTLY CONFIDENTIAL

Lucid, Inc.
10 Post Office Square
North Tower, 11th Floor
Boston, MA 02109
Attn: Mr. L. Michael Hone, CEO
Mr. Richard J. Pulsifer, CFO

Dear Sirs:

This letter constitutes the agreement ("Agreement") between Lucid, Inc. operating as Caliber Imaging & Diagnostics and its affiliates or successors (the "Company") and H.C. Wainwright & Co., LLC ("HCW") that HCW will serve as exclusive financial advisor and investment bank to the Company for one or more strategic, M&A or capital raising transactions as further described herein (each, a "Transaction") upon the following terms and conditions:

1. Term. This exclusive engagement will commence on the date hereof and terminate on the 18-month anniversary of the date hereof; provided, however, prior to such time, the Company shall have a one-time right to terminate this exclusive engagement on the six-month anniversary of the date hereof in the event that the Company for any reason is unable to complete a capital raise of at least $4 million excluding any insider money except as described in Section 3(d) (the "6-Month Termination Notice") (for clarity, if no such notice is given, this engagement will continue until the 18-month anniversary of the date hereof). HCW may terminate this agreement on five business days' prior notice to the Company. In the event HCW terminates this Agreement prior to the successful capital raise of at least $4 million all unvested warrants will be returned to the Company for cancelation, and if HCW exercises its right to termination and such termination is within sixty days of the effective date of this Agreement all vested warrants (and shares issued upon exercise of any vested warrants) will also be returned to the Company. During HCW's engagement hereunder, except as contemplated by Section 3(d) below: (i) the Company will not, and will not permit its representatives to, other than in coordination with HCW, contact or solicit institutions, corporations or other entities or individuals as potential purchasers of the Securities (as defined below) and (ii) the Company will not pursue any financing transaction which would be in lieu of a Transaction. Furthermore, the Company agrees that during HCW's engagement hereunder, all inquiries, whether direct or indirect, from prospective investors will be referred to HCW and will be deemed to have been contacted by HCW in connection with a Transaction. Upon termination of this Agreement the Company shall pay to HCW all fees earned and reimburse HCW for all expenses incurred, in accordance with the terms hereof. The Company agrees that this and the provisions relating to the payment of fees, reimbursement of expenses, indemnification and contribution, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination of this letter agreement.

2. Scope. The Company is making a significant upfront payment in the form of its initial grant in vested warrants. For such compensation, HCW agrees to use its best efforts to raise monies for the Company. During the term of this engagement, HCW will provide the Company with ongoing advice and assistance on a variety of business matters, in each case to the extent mutually agreed upon by the parties hereto and which may include some or all of the following duties.

a. Strategic Consulting/Investment Banking

   i. Identification and solicitation of prospective investors and/or strategic partners;
   ii. Preparation of marketing materials for management to use with prospective investors and/or strategic partners;
   iii. Analysis of the Company's financial data and creation updated financial models;
   iv. Analysis of competitive landscape and product candidates;

If the Company should request HCW to provide additional services not otherwise contemplated by this agreement, the Company and HCW will enter into an additional agreement which will set forth the nature and scope of the services, appropriate compensation and other customary matters, as mutually agreed upon by the Company and HCW.

3. Fees. The Company shall pay HCW fees for its services hereunder, as follows:

a. Commitment Fee. Upon execution of this Agreement, the Company shall issue to HCW and/or its designees warrants ("HCW Commitment Warrants") for the purchase of 2,125,000 shares of common stock, subject to the vesting schedule as set forth on Schedule A hereto, in a customary form mutually acceptable to the parties. The HCW Commitment Warrants shall have an exercise (strike) price of $1.00per share, subject to adjustment for stock dividends, stock splits and the like, shall have "cashless" exercise, shall have demand and piggyback registration rights and shall expire five and one-half (5.5) years from the date of issuance. During the Term of this Agreement (as set forth in Section 1), the Company agrees it will not grant to employees, directors or consultants common stock options, warrants or restricted stock or restricted stock units in excess of 3 million shares (subject to adjustment for reverse and forward stock splits and the like).

b. Transaction Fee. For a financing transaction involving the issuance, offering, and sale by the Company of common stock, options, warrants or other securities, credit facilities or debt instruments ("Securities"), the cash transaction fee shall be 3% of the gross proceeds from the placement of any Securities. All cash transaction fees shall be paid at the closing of a transaction through a third party escrow agent from the gross proceeds of the Securities sold. HCW shall be a third party beneficiary of any representations, warranties and covenants made by the Company to any investor in such a financing transaction. HCW and the Company shall mutually agree on the utilization of any sub-placement agents in which case any fees and expenses of such Placement Agent shall be paid separate and in addition to the compensation payable HCW pursuant to this Section 3.

c. HCW shall be entitled to a transaction fee under clause 3(b) hereunder, calculated in the manner set forth therein, with respect to any public or private offering or other financing or capital-raising transaction of any kind ("Tail Financing") to the extent that such financing or capital is provided to the Company by investors whom HCW had introduced, directly or indirectly, to the Company during the term of this Agreement, if such Tail Financing is consummated at any time within the 12-month period following the expiration or termination of this Agreement.

d. Notwithstanding anything in this Agreement the Company may raise monies from insiders (including directors, officers, existing investors and lenders) which will not be subject to any fees. However, such amounts in excess of $2 million shall count towards the vesting of the HCW Commitment Warrants, if prior to the six-month anniversary of the date hereof, HCW

presents to the Company a capital raising proposal of at least $4 million on reasonable terms and subject to reasonable conditions, in each case in light of then prevailing market conditions.

4. Expenses. In addition to any fees payable to HCW hereunder, whether or not a Transaction is consummated, the Company hereby agrees to reimburse HCW for all reasonable travel and other out-of-pocket expenses incurred in connection with HCW's engagement hereunder, including the reasonable fees and expenses of HCW's counsel on a monthly basis as invoiced by HCW to the Company. Such reimbursement shall be limited to an aggregate of $25,000 without prior written approval by the Company (provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement).

5. Use of Information. The Company will furnish HCW such written information as HCW reasonably requests in connection with the performance of its services hereunder. The Company understands, acknowledges and agrees that, in performing its services hereunder, HCW will use and rely entirely upon such information as well as publicly available information regarding the Company and other potential parties to a Transaction and that HCW does not assume responsibility for independent verification of the accuracy or completeness of any information, whether publicly available or otherwise furnished to it, concerning the Company or otherwise relevant to a Transaction, including, without limitation, any financial information, forecasts or projections considered by HCW in connection with the provision of its services. HCW and the Company have previously entered into a confidentiality agreement regarding such information.

6. Publicity. In the event of the consummation or public announcement of any Transaction, HCW shall have the right (i) to approve the text of any such announcement and (ii) to disclose its participation in such Transaction, including, without limitation, the placement at its cost of "tombstone" advertisements in financial and other newspapers and journals.

7. Securities Matters. The Company shall be responsible for any and all compliance with the securities laws applicable to it, other than those applicable to HCW in its capacity as a financial advisor hereunder. HCW agrees to cooperate with counsel to the Company in that regard.

8. Indemnity.

a. To the extent permitted by law, the Company will indemnify HCW and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from HCW's willful misconduct or gross negligence in performing the services described herein.

b. Promptly after receipt by HCW of notice of any claim or the commencement of any action or proceeding with respect to which HCW is entitled to indemnity hereunder, HCW will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to HCW and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, HCW will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for HCW reasonably

determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and HCW. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to local counsel. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of HCW, which will not be unreasonably withheld.

c. The Company agrees to notify HCW promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this engagement letter.

d. If for any reason the foregoing indemnity is unavailable to HCW or insufficient to hold HCW harmless, then the Company shall contribute to the amount paid or payable by HCW as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and HCW on the other, but also the relative fault of the Company on the one hand and HCW on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, HCW's share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by HCW under this engagement letter (excluding any amounts received as reimbursement of expenses incurred by HCW).

e. These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this engagement letter is completed and shall survive the termination of this engagement letter, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this engagement letter or otherwise.

9. Limitation of Engagement to the Company. The Company acknowledges that HCW has been retained only by the Company, that HCW is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company's engagement of HCW is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against HCW or any of its Affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act") or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), employees or agents. Unless otherwise expressly agreed in writing by HCW, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of HCW, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by HCW to the Company in connection with HCW's engagement is intended solely for the benefit and use of the Company's management and directors in considering a possible Transaction, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. HCW shall not have the authority to make any commitment binding on the Company. The Company, in its sole discretion, shall have the right to reject any Transaction introduced to it by HCW. It is understood that HCW's involvement in a Transaction is strictly on a reasonable best efforts basis and that the consummation of a Transaction will be subject to, among other things, market conditions. It is understood that HCW's assistance in a Transaction will be subject to the satisfactory completion of such investigation and inquiry into the affairs of the Company as HCW deems appropriate under the circumstances (such investigation hereinafter to be

referred to as "Due Diligence") and to the receipt of all internal approvals of HCW in connection with the transaction. HCW shall have the right in its sole discretion to terminate this Agreement if the outcome of the Due Diligence is not satisfactory to HCW or if approval of its internal committees is not obtained.

10. Limitation of HCW's Liability to the Company. HCW and the Company further agree that neither HCW nor any of its affiliates or any of their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by HCW and that are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of HCW.

11. Governing Law; Costs. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes which arise under this Agreement will be heard only in the state or federal courts located in the City of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event of the bringing of any action, proceeding or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys' fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by HCW and the Company.

12. Notices. All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery or fax, if sent to HCW, to H.C. Wainwright & Co., LLC, 570 Lexington Avenue, New York, NY 10022, email: notices@hcwco.com., Attention: Head of Investment Banking, and if sent to the Company, to the address set forth on the first page hereof, fax number 585-239-9806, Attention: L. Michael Hone. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, and notices delivered by fax shall be deemed received as of the date and time printed thereon by the fax machine.

13. Assignment. No Party may assign or transfer any rights or obligations under this Agreement without the prior consent of all Parties; provided however this shall not restrict or limit HCW's right to assign the warrants issuable hereunder to its representatives individually or such individuals to transfer or assign such persons warrants.

14. Miscellaneous. This Agreement shall not be modified or amended except in writing signed by HCW and the Company. This Agreement shall be binding upon and inure to the benefit of both HCW and the Company and their respective assigns, successors, and legal representatives. This Agreement and the confidentiality agreement referenced in Section 5 constitute the entire agreement of HCW and the Company, and supersedes any prior agreements, with respect to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such

determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including facsimile and .pdf counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

SCHEDULE A

WARRANT VESTING SCHEDULE

1. 1/3 immediately upon execution of this Agreement.

2. Until fully vested so long as the Agreement has not been terminated prior to such date, 1/3 upon each of (i) a capital raise of at least $4,000,000, (ii) strategic partnership, (iii) the six months and one day anniversary of the date of this Agreement and (iv) the 12 month anniversary of the date of this Agreement.

3. Automatic 100% vesting in the event of (a) a sale of the Company (by merger or a sale of substantially all assets) prior to such termination or (b) a change in greater than 33% of the existing outstanding equity securities of the Company.

Once vested, no warrants shall be subject to return to the Company except as noted in Section 1.